FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated July 31, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
investor.relations@telekom.hu

General meeting decision on dividend at MakTel

Budapest – July 31, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that its subsidiary, Makedonski Telekomunikacii AD (MakTel), has held its General Meeting and made a decision on a dividend payment in a total amount of MKD 7.4 billion for the 2005 financial year (equaling around HUF 30.4 billion using HUF/MKD rate of 4.11 as of July 30, 2007).

According to Macedonian Accounting Standards (MAS), MakTel on a standalone basis recorded a net income of MKD 4.3 billion for the year 2005 resulting in retained earnings of MKD 7.1 billion and reserves of MKD 2.6 billion on the company’s balance sheet available for dividend payment.

Stonebridge, which is 100% owned by Magyar Telekom, is entitled to a dividend payment of approximately MKD 4.2 billion (HUF 17.3 billion).

The General Meeting released Mr Attila Szendrei, Chief Executive Officer of MakTel from his Board of Director membership with effect from September 10, 2007, and elected Mr. János Szabó and Mr. Nikolai Beckers as members of the Board of Directors with effect from July 31, 2007 and September 10, 2007, respectively.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
investor.relations@telekom.hu

General Meeting decision on dividend at Crnogorski Telekom

Budapest – July 31, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that its subsidiary, Crnogorski Telekom a.d. Podgorica, has held its General Meeting and made a decision on a dividend payment in a total amount of EUR 8.3 million for the 2006 financial year (equaling around HUF 2.1 billion using HUF/EUR rate of 252 as of July 30, 2007).

According to Montenegrin Accounting Standards, Crnogorski Telekom on a standalone basis recorded a net income of EUR 12.8 million in the financial year 2006. Magyar Telekom, which has a 76.53% stake in the company, is entitled to a dividend payment of approximately EUR 6.4 million (HUF 1.6 billion).

The General Meeting accepted the resignation of Mr. Bence Makai, Mr. Zoltán Kovács and Mr. Zoltán Pinkola from the Board of Directors and elected Mr. Dániel Szász, Mr. János Szabó and Mr. Dénes Szluha as members of the Board of Directors with effect from July 31, 2007.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: July 31, 2007